Ads-Tec Energy Public Limited Company

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

March 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance
Office of Manufacturing

Re:	Ads-Tec Energy Public Limited Company Registration Statement on Form F-3 Filed February 12, 2205 File No. 333-284850

Ladies and Gentlemen:

On behalf of Ads-Tec Energy Public Limited Company (the “Company”), I am pleased to submit this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on February 26, 2025 (the “Comment Letter”) to the above-referenced Registration Statement on Form F-3 filed with the Commission by the Company on February 12, 2025 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, has filed with the Commission an amendment to the Registration Statement, which reflects these revisions (“Amendment No. 1”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form F-3 filed February 12, 2025

Selling Securityholders, page 14

1.	We note that several of the selling securityholders are not natural persons. Please disclose any material relationships between the registrant and the selling securityholder entity, as required by Item 507 of Regulation S-K. In addition, please revise to disclose the Item 507 information about any persons (entities or natural persons) who have control over the selling entity and who have had a material relationship with the registrant or any of its predecessors or affiliates within the past three years. In such case, your disclosure must identify each such person and describe the nature of any relationships. See Question 140.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 13 and 14 of the Registration Statement.

Please contact me at +49 7022 2522 1480 if I can be of further assistance.

Very truly yours,

Ads-Tec Energy Public Limited Company

By:	/s/ Stefan Berndt-von Buelow
	Name:	Stefan Berndt-von Buelow
	Title:	Chief Financial Officer

cc:	Michael S. Lee, Reed Smith LLP